Exhibit 4.6

QYOU MEDIA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2022 and 2021

May 30th, 2022

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to provide the reader with an overview of the consolidated financial position, operating results, and cash flows of QYOU Media Inc. (“QYOU” or the “Company”) for the three months ended March 31, 2022 and 2021. This MD&A was prepared as of May 30, 2022 and should be read in conjunction with the Corporation’s audited consolidated financial statements for the fiscal period ended December 31, 2021 and years ended June 30, 2021 and 2020, and the notes related thereto (the “Annual Financial Statements”), the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 (the “Interim Financial Statements”) and with the annual MD&A for the fiscal period ended December 31, 2021.

The Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, as set out in the Chartered Professional Accountant of Canada Handbook – Accounting which incorporates International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board, using International Accounting Standard 34 - Interim Financial Reporting [“IAS 34”]. IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods

All amounts are expressed in Canadian dollars unless otherwise noted. References in this MD&A to the “Company”, “QYOU”, “we”, “us” or “our” means QYOU and its subsidiaries.

Change of Fiscal Year-end

During February 2022, pursuant to Section 4.8(2) of National Instrument 51-102 – Continuous Disclosure Obligations, the Company provided notice that it decided to change its fiscal year end from June 30 to December 31 to align the Company’s year-end with that of comparable media companies, allowing investors to more easily compare quarterly and annual financial results. Accordingly, the consolidated financial statements present the statements of financial position as at March 31, 2022 and December 31, 2021, and the results of operations for the three months ended March 31, 2022 and 2021.

This MD&A includes forward looking statements and assumptions (see “Forward-looking Statements”). The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

Also, additional information is available in the company’s Annual Information Return (AIF) available on www.sedar.com.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of the Company, or industry results, to be materially different from any future results, performance, objectives, or achievements expressed or implied by such forward-looking statements. These statements reflect QYOU’s current views regarding future events and operating performance and are based on information currently available to QYOU, and speak only as of the date of this MD&A. These forward–looking statements involve a number of known and unknown risks, uncertainties and assumptions and should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such performance or results will be achieved. Those assumptions and risks include, but are not limited to, the future cost structure, availability of additional financing as and when required, future sales and marketing activities, increased penetration into certain markets through strategic partnerships, the impact of the introduction of new products, agreements and partnerships, the ability of management to leverage sales opportunities, increase in the size of certain markets, expected increases in revenue, expected revenue from certain contracts, third party contractual performance, customer rollout plans for specific products, expected increase in gross margins, treatment under governmental regulatory regimes, ability to recover certain taxes, general business, economic, competitive, political and social uncertainties, dependence on key personnel, and fluctuations in foreign currency exchange rates. There can be no assurance that forward-looking statements will be accurate as many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including factors described in this MD&A and those discussed in QYOU’s publicly available disclosure documents, as filed by QYOU on SEDAR (www.sedar.com) and updated herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. Accordingly, readers should not place undue reliance on forward-looking statements. All subsequent forward-looking statements, whether written or oral, attributable to QYOU or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Unless required by applicable securities laws, QYOU does not intend and does not assume any obligation to update these forward-looking statements.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Company Overview

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on July 30, 1993 under the name “575161 Alberta Inc.” On April 10, 2014, the Company amended its articles to change its name to “Galleria Opportunities Ltd.” Effective March 13, 2017, the Company completed a reverse takeover transaction (the “Transaction”) pursuant to which QYOU Media Holdings Inc. became a wholly owned subsidiary of the Company and the security holders of QYOU Media Holdings Inc. became security holders of the Company. QYOU Media Holdings Inc. is the entity resulting from the amalgamation of QYOU Media Inc. (as it was then called) and 2561287 Ontario Ltd. (then a wholly owned subsidiary of the Company) on March 13, 2017 as part of the Transaction. Subsequently, on March 31, 2017, the Company’s common shares (the “Common Shares”) resumed trading on the facilities of the TSX Venture Exchange (the “TSXV”) under the symbol “QYOU”. Following the Transaction, the Company now carries on the business of QYOU Media and its subsidiaries.

An additional wholly owned indirect subsidiary of QYOU, QYOU USA Inc. (“QYOU USA”), was established in August 2015 under the laws of the State of Delaware.

On November 16, 2017, QYOU Productions Inc. (“QYOU Productions”), a corporation established under the federal laws of Canada, was created as a wholly owned indirect subsidiary of QYOU.

On September 20, 2018, QYOU Media India Private Limited (“QYOU India”) was incorporated to serve the rapidly growing Indian market focusing on television, over-the-top (OTT) and mobile offerings targeted at the youth of India. Effective June 1, 2020, the Company increased its ownership interest in QYOU India to 88% (June 30, 2019 – 82%). The Company received the additional interest in exchange for funding the operations of QYOU India since its inception, resulting in a decrease of the ownership interest held by non-controlling shareholders to 12% (June 30, 2019 – 18%).

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox Technologies Private Limited (“Chatterbox”), an award-winning influencer marketing company based in India.

Effective July 1, 2021, the Company amalgamated QYOU Media Inc. and a wholly-owned subsidiary QYOU Media Holdings Inc. into QYOU Media Inc.

Description of the Business

QYOU operates in India and the United States producing and distributing content created by social media stars and digital content creators. In India, via the Company’s flagship brand, The Q, and via additional broadcast and digital channels (The Q Marathi, The Q Kahaniyan, The Q Comedistaan) we curate, produce and distribute premium content including television networks and video on demand (“VOD”) for cable and satellite television, OTT, connected TV and mobile platforms. Our India based influencer marketing division, Chatterbox, is among India’s leading influencer marketing platforms connecting brands and social media influencers. In the United States, we create and manage influencer marketing campaigns for major film studios, game publishers and other consumer brands and categories. Founded and created by industry veterans from Lionsgate, MTV, Disney, and Sony, QYOU’s millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.

The Q India is an advertiser and influencer marketing supported Hindi language content brand, channel and VOD provider delivering hit digital programming from social media stars and leading digital video creators targeting young Indian audiences. With a growing library of over 1200 programs, the channel reaches an audience of over 800 million via over 125 million television homes with partners including DD Free Dish, TATA Sky, DISH TV, SitiNetworks, Den Networks, Hathway, d2h and GTPL; and 676 million OTT, mobile, app based and smart TV users via platforms including MX Player, JioTV, Snap, Chingari, Samsung TV Plus, Xiaomi MiTv and Amazon FireStick TV. The Company’s USA based influencer marketing division utilizes digital and social media stars to promote third party brands and has primarily been engaged with major studios to promote their theatrical motion picture releases. Subsequent to the closure of theaters as a result of COVID-19 the company pivoted and expanded its influencer marketing campaigns for the fiscal year commencing July 1, 2020 to include Premium Video On Demand (PVOD), Subscription Video On Demand (SVOD) and video game publishers.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Chatterbox Acquisition

On June 14, 2021, the Company acquired 97% of the outstanding common shares of Chatterbox, an influencer marketing company based in India for total consideration of $4,711,063, as part of the Company’s international distribution and strategic partnerships growth strategy. The purchase consideration consisted of cash consideration of $2,630,345, working capital adjustment of $106,837, 2021 earnings before income tax, depreciation and amortization (“EBITDA”) adjustments of ($68,103) and $2,552,135 of contingent consideration.

The share acquisition of Chatterbox qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of Chatterbox have been included in the consolidated financial statements of the Company from the date of acquisition, which is the date the Company obtained control.

Due to the complexity associated with the valuation process, the identification and measurement of the assets acquired, and liabilities assumed, as well as the measurement contingent consideration is provisional and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Management will finalize the accounting for the acquisition, specifically the intangible assets, contingent consideration, and the related tax effects, no later than one year from the date of the acquisition and will reflect these adjustments retrospectively as required under IFRS 3. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on the Company’s future financial position and results of operations.

The allocation of the total consideration to the fair value of the identifiable assets acquired and liabilities assumed as at the date of the acquisition was as follows:

$
Cash and cash equivalents	747,785
Trade receivables	256,259
Other receivables	50,718
Customer relationships	298,438
Brand name	619,802
Goodwill	3,231 125
Trade and other payables	(260,919)
Deferred tax liabilities	(232,145)
4,711,063

Goodwill arising from the acquisition reflects the benefits attributable to synergies, revenue growth and future market development. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. Goodwill is not deductible for income tax purposes.

All transaction costs associated with the acquisition have been expensed as incurred, in the amount of $187,148 in the year ended June 30, 2021.

During the fiscal period ending December 31, 2021, the Company paid additional consideration related to working capital adjustments of $106,837, with net post acquisition measurement adjustments of $37,352. Management is continuing to review the acquisition and its accounting and finalizing the accounting for the acquisition no later than one year from the date of the acquisition.

The contingent consideration is classified as Level 3 in the fair value hierarchy. The contingent consideration fair value is based on the present value of the estimated likely obligation. During the fiscal period ended December 31, 2021, the Company recorded a loss on the remeasurement of contingent consideration of $393,950 and as at March 31, 2022, the fair value of the contingent consideration was $2,552,135 (December 31, 2021 - $2,638,912). The Company uses a scenario-based model to independently assess individual earnouts and calculate the fair value of the earnout based on probabilities of success attributable to each individual scenario. The significant assumptions used in making the estimates are revenue growth rate and discount rate. A 10% change in the discount rate used in the valuation of the contingent consideration as at March 31, 2022 would change the valuation of the liability by approximately $145,000.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

The Non-Controlling Interest (“NCI”) on the transaction meets the definition of a liability as the Company is obligated to purchase the remaining 3% of common shares. The amount payable is included in contingent consideration and is measured at fair valued through profit or loss.

The contingent consideration as at March 31, 2022:

Earnout
$
As at December 31, 2020	—
Acquisition - Chatterbox	2,186,960
Loss on remeasurement of contingent consideration	393,950
Effects of foreign exchange	58,002
Balance – December 31, 2021	2,638,912
Effects of foreign exchange	(86,777)
Balance – March 31, 2022	2,552,135
Current	833,361
Non-current	1,718,774

Impact of COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

MD&A – Quarterly Highlights

Significant Events in the three months ended March 31, 2022

a)	During the three months ended March 31, 2022, 2,249,990 8 cent warrants and 245,000 5 cent warrants were exercised for proceeds of $192,249. Upon the exercise of the warrants the Company issued 2,494,990 common shares.

b)	During the three months ended March 31, 2022, 4,316,673 restricted share units were redeemed for 4,316,673 common shares.

c)	During the three months ended March 31, 2022, 16,664 share options were exercised for proceeds of $937. Upon the exercise of the share options, 16,664 common shares were issued.

d)	On March 31, 2022, Brand Capital International (“BCI”), the strategic investment arm of Bennett, Coleman & Co. Ltd. d/b/a The Times of India Group, selected not to exercise an additional purchase right under the current terms.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Selected Financial Highlights

To supplement our consolidated interim financial statements, which are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”), we present Earnings Before Income Tax Depreciation and Amortization (“Adjusted EBITDA”) which is a non-IFRS financial measure.  The presentation of  non-IFRS financial measurement are not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of cash flows or liquidity.

We define Adjusted EBITDA as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, marketing credits, depreciation and amortization. Adjusted EBITDA is used as an internal measure to evaluate the performance of our operating segments. We believe that information about this non-IFRS financial measure assists investors by allowing them to evaluate changes in operating results of our business separate from non-operational factors that affect operating loss and net loss, thus providing insights into both operations and other factors that affect reported results. A limitation of the use of Adjusted EBITDA as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Furthermore, this measure may vary among companies; thus Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

The following table presents selected interim financial information for the three months ended March 31, 2022 and 2021:

	2022	2021
For the three months ended March 31,	$	$
Revenue	5,234,680	208,551
Content and production costs	3,252,965	835,460
Other operating expenses	2,643,985	1,016,435
Total expenses	5,896,950	1,851,895
Adjusted EBITDA	(662,270)	(1,643,344)
Total non-cash items	1,479,128	909,545
Income tax expense	166,802	-
Net loss	(2,308,200)	(2,552,889)
Loss per share, basic and diluted	(0.01)	(0.01)

	As at March 31, 2022	As at December 31, 2021
	$	$
Cash	5,082,637	6,548,890
Total assets	18,546,618	20,611,906
Total liabilities	7,857,205	8,686,177

Overall Financial Performance

REVENUE

For the three months ended March 31, 2022 revenue increased by $5,026,129 or 2410% compared to same period prior year. The increase in revenue is primarily due to accelerated growth of all operating business units in both India and the United States (QYOU USA, QYOU India and Chatterbox).

Revenue for this quarter as compared to the quarter ended December 31, 2021, was lower by $350,961 or 6.3% from $5,585,641 in the quarter ended December 31, 2021 to $5,234,680 in this quarter ended March 31, 2022.  This reduction was expected due to the seasonality in advertising revenues during the quarter ended December 31, 2021 as it is in every year during the India festive season and the North American holiday season.  The quarter ended December 31 is traditionally the largest revenue generating period each year due to heavier advertising sales and theatrical attendance associated with the seasonal period. Even though the revenue for the current quarter was lower than the quarter ended December 31, 2021 due to seasonality, the revenue in the quarter ending March 31, 2022 was larger than management's original internal projections and is reflective of the overall continuation of strong positive growth in the business units.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

EXPENSES

For the three months ended March 31, 2022, content and production costs increased by $2,417,505 or 289% compared to prior year to help fuel the revenue growth in India and the US.

Other operating expenses increased by $1,627,550 or 160% associated with the revenue growth and expansion of the business at all operating business units.

ADJUSTED EBITDA

For the three months ended March 31, 2022 compared to same period prior year, adjusted EBITDA increased by $981,074 or 60% driven by the revenue growth offset by higher operating expenses related to the growth of the business across all operating business units and lower sales and marketing costs.

NON-CASH ITEMS

Non-cash items comprise of stock-based compensation, marketing credits, depreciation & amortization and gain on termination of QYOU India’s lease. For the three months ended March 31, 2022, non-cash items increased by $569,583 or 63% due to higher shared based compensation.

INCOME TAXES

For the three months ended March 31, 2022 income tax increased to $166,802 or 100% when compared to March 31, 2021.

NET LOSS

For the three ended March 31, 2022, net loss decreased by $244,689 or 10%, driven by the revenue growth and expansion of the business in India.

CASH

The Company concluded the three months ended March 31, 2022 with cash of $5,082,637 (December 31, 2021 - $6,548,890).

Cash used in operating activities for the three months ended March 31, 2022 was $1,344,100 compared to the cash used in operating activities for the three months ended March 31, 2021 of $2,097,791. The decrease in cash used in operating activities is primarily due to the increase in adjusted EBITDA, collection of other receivables offset by higher cash used on trade payables.

Cash used in investing activities for the three months ended March 31, 2022 was $244,127 compared to cash used in investing activities of $4,824 for the three months ended March 31, 2021. The increase in the cash used in investing activities was due to the development of programming assets and equipment to support the business expansion.

Cash provided by financing activities for the three months ended March 31, 2022 was $124,508 compared to $14,131,793 for the three months ended March 31, 2021. The decrease in cash provided by financing activities is due to the Company raising less funds during the period ended March 31, 2022 through the issuance of shares along with the proceeds from the exercise of compensation options and warrants.

Operating Segments

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the Chief Executive Officer who is responsible for allocating resources, assessing performance of the reportable segment and making key strategic decisions. The Company operates in a single segment, being the production, marketing and distribution of content across broadcast and digital media. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the financial statements.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

The Company operates in four geographical areas, being Canada, United States of America, Ireland and India. Revenue and assets by geography are presented below:

As at and for the three months ended March 31, 2022

	Canada	USA	Ireland	India	Intercompany	Total
Revenue	—	1,363,999	11,065	3,859,616	—	5,234,680
Current assets	3,857,587	1,979,200	25,391	7,266,180	—	13,128,358
Non-current assets	4,724,148	39,068	81,890	573,154	—	5,418,260

As at and for the three months ended March 31, 2021

	Canada	USA	Ireland	India	Intercompany	Total
Revenue	—	94,791	52,797	60,963	—	208,551
Current assets	37,591,014	7,992,509	18,010,259	1,110,105	(50,908,535)	13,795,352
Non-current assets	387,629	44,608	88,058	49,977	—	570,272

During the period ended March 31, 2022, two customers (2021 – two) customers represented 10% or more of total revenue.

	March 31, 2022	March 31, 2021
	%	%
Customer 1	17	32
Customer 2	13	20
Percentage of total revenue	30	52

Review of Operations for the Three Months Ended March 31, 2022 and 2021

	2022	2021	Change	Change
For the three months ended March 31,	$	$	$	%
Revenue	5,234,680	208,551	5,026,129	2410%
OPERATING EXPENSES
Content and productions costs	3,252,965	835,460	2,417,505	289%
Sales and marketing	699,391	187,571	511,820	273%
Legal and consulting	553,008	516,103	36,905	7%
Salaries and benefits	947,806	99,089	848,717	857%
General and administrative	418,755	183,851	234,904	128%
Foreign exchange (gain) loss	(76,615)	(3,238)	(73,377)	2266%
Interest and other expenses	101,640	33,059	68,581	207%
Total operating expenses	5,896,950	1,851,895	4,045,055	218%
Adjusted EBITDA	(662,270)	(1,643,344)	981,074	-60%
Marketing	377,086	-	377,086	nmf
Share-based compensation	1,023,627	877,169	146,458	17%
Gain on termination of lease	(12,437)	-	(12,437)	nmf
Depreciation and amortization	90,852	32,376	58,476	181%
Loss before income taxes	(2,141,398)	(2,552,889)	411,491	-16%
Income tax expense	166,802	-	166,802	nmf
Net loss	(2,308,200)	(2,552,889)	244,689	-10%

The following discussion includes an explanation of the primary factors in changes in operations for the three months ended March 31, 2022 and 2021. Less significant changes are not articulated.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Revenue

For the three months ended March 31, 2022, revenue increased $5,026,129 or 2,410% compared to the three months ended March 31, 2021, driven by significant revenue growth in all three operating business units.

Two customers individually representing greater than 10% of the Company’s revenue represented 30% of total revenue recognized for the three months ended March 31, 2022, as compared to 52% for the three months ended March 31, 2021. The decrease from the prior period shows evidence of the company’s growing customer base.

Content and Production Costs

Content and production costs represent the costs of sales of earning the Company’s revenue and is comprised of content development, production expenses and channel delivery expenses. In India, the Company has produced over 1,200 hours of programming compared to 400 in the prior year.

For the three months ended March 31, 2022, content and production costs increased by $2,417,505 or 289% as compared to the three months March 31, 2021. As a percentage of total operating expenses, content and production costs were 55% during the three months ended March 31, 2022, compared to 45% for the three months ended March 31, 2021. As a percentage of sales, content and production costs were 62% this period versus 401% in the same period prior year.

Operating Costs

Selling, general and administrative costs represented 44% of total operating expenses for the three months ended March 31, 2022 compared to 53% for the same period prior year. Selling, general and administrative costs increased $1,632,346 or 165% mainly contributed to higher salaries and benefits to support the growth of customer and supplier relationships.

During the three months ended March 31, 2022, sales and marketing costs are $511,820 higher or 273% when compared to the quarter ending March 31, 2021 to support the revenue growth of 2,410%.

Legal and consulting costs increased by $36,905 or 7% for the three months ended March 31, 2022 to $553,008 compared to $516,103 for the three months ended March 31, 2021. With the success and revenue growth in India, there were legal costs required to support the growth of customer and supplier relationships. Legal and consulting costs will fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries and benefits costs increased by $848,717 or 857% to $947,806 for the three months ended March 31, 2022 when compared to $99,089 for the three months ended March 31, 2021. The increase in salaries and benefit costs is primarily due to the growth of operations in all operating business units.

General and administrative costs increased by $234,904 or 128% to $418,755 for the three months ended March 31, 2022 compared to $183,851 for the three months ended March 31, 2021 related to growth of business operations as mentioned.

Foreign Exchange (Gain) Loss

Foreign exchange during the three months ended March 31, 2022 was a gain of $76,615 compared to the three months ended March 31, 2021 gain of $3,238. The change in foreign exchange gain is a result of fluctuating exchange rates from transactions incurred in currencies other than the functional currency of the Company or its subsidiaries.

Share-Based Compensation

Share-based compensation increased by $146,458 or 17% for the three months ended March 31, 2022 when compared to the three months ended March 31, 2021 directly related to an increase in employees and consultants as compensation for services provided to the Company.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Depreciation

Depreciation increased by $58,476 or 181% for the three months ended March 31, 2022 to $90,852 compared to $32,376 for the three months ended March 31, 2021 due to lower property and equipment and right-of use asset balances.

Review of Financial Condition as at March 31, 2022

The following is a comparison of the financial position of the Company as at March 31, 2022, to the financial position of the Company as at December 31, 2021.

Cash and Cash Equivalents

Cash decreased by $1,466,253 or 22% as at March 31, 2022, compared to $6,548,890 as at December 31, 2021. The use of cash is primarily due to prepaying for channel distribution, investing in original content in India. Refer to “Liquidity and capital resources” section for the detailed discussion provided. Here again we are comparing it to the previous quarter

Trade and Other Receivables

Trade and other receivables decreased by $20,305 or 0.5% as at March 31, 2022, compared to December 31, 2021.

Property and Equipment

Property and equipment increased by $58,566 or 56% as at March 31, 2022, over the balance as at December 31, 2021. The increase can be attributed to depreciation expense, partially offset by additions.

Intangible Asset

A summary of the Company’s intangible assets is as follows:

		Brand	Customer
	Brand QYOU	Chatterbox	relationships	Total
	$	$	$	$
As at December 31, 2020	92,265	—	—	92,265
Acquisition - Chatterbox	—	619,802	298,438	918,240
Effects of foreign exchange	(7,194)	16,439	7,915	17,160
As at December 31, 2021	85,071	636,241	306,353	1,027,665
Effects of foreign exchange	(3,181)	(20,922)	(10,074)	959,693
As at March 31, 2022	81,890	615,319	296,279	1,987,358

		Brand	Customer
	Brand QYOU	Chatterbox	relationships	Total
Accumulated amortization	$	$	$	$
As at December 31, 2020	—	—	—	—
Amortization	—	—	27,755	27,755
Effects of foreign exchange	—	—	1,971	1,971
As at December 31, 2021	—	—	29,726	29,726
Amortization	—	—	12,436	12,436
Effects of foreign exchange	—	—	(2,811)	991,059
As at March 31, 2022	—	—	39,351	1,033,221

		Brand	Customer
	Brand QYOU	Chatterbox	relationships	Total
Net book value	$	$	$	$
As at December 31, 2021	85,071	636,241	276,627	997,939
As at March 31, 2022	81,890	615,319	256,928	954,137

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Right of Use Assets

Right of use assets decreased by $230,458 or 31% as at March 31, 2022, over the balance as at December 31, 2021. The decrease is due to termination of the lease for QYOU India’s previous office space in January 2022. The lease for the space that the business currently occupies in India was recorded during the quarter ended December 31, 2021.

Goodwill

The Company recognized goodwill on the acquisition of Chatterbox. Goodwill as at March 31, 2022 was $3,287,849 compared to $3,399,639 as at December 31, 2021.

Trade and Other Payables

Trade and other payables decreased by $466,144 or 10% as at March 31, 2022, compared to December 31, 2021.

Contingent Consideration

The Company recognized a contingent consideration on the acquisition of Chatterbox that represents the potential of future earn out payments that were negotiated as part of the share purchase agreement. The current and non-current portion of the contingent liability as at March 31, 2022 was $833,361 and $1,718,774 respectively.

Lease Liabilities

Current portion of lease liabilities decreased by $31,733 or 13% and the non-current portion of lease liabilities decreased by $204,355 or 36% over the balance as at December 31, 2021. The decrease is due to termination of lease for QYOU India’s old office space in January 2022.

Share Capital and Warrants

[a]	During the three months ended March 31, 2021, the Company completed the issuance of 41,071,560 units of the Company as part of a private placement at a price of $0.28 per unit. The total gross proceeds from the issuance was $11,500,037. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant exercisable to purchase one common share at a price of $0.45 (a “45 Cent Warrant”).

Each 45 Cent Warrant is exercisable to purchase one common share in the capital of the Company at a price of $0.45 per 45 Cent Warrant Share until February 25, 2023. The fair value of each 45 Cent Warrant is $0.1837 per warrant; calculated using the Black-Scholes options pricing model with a market price per common share of $0.315 on the date of grant, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

Total transaction costs consisted of $2,942,270 in cash and issuance of 3,285,724 compensation options to the agents in connection with the transaction. Each compensation option is exercisable into one unit until February 25, 2023 at a price of $0.28. Total fair value of the compensation options was determined to be $993,666. The fair value of the compensation units was determined using the Black-Scholes options pricing model with a market price per common share of $0.315, a risk-free interest rate of 0.32%, an expected annualized volatility of 131% and expected dividend yield of 0%.

[b]	During the three months ended March 31, 2022, 2,249,990 8 cent warrants and 245,000 5 cent warrants were exercised for proceeds of $192,249. Upon the exercise of the warrants the Company issued 2,494,990 common shares.

[c]	During the three months ended March 31, 2022, 4,316,673 restricted share units were redeemed for 4,316,673 common shares.

[d]	During the three months ended March 31, 2022, 16,664 share options were exercised for proceeds of $937. Upon the exercise of the share options, 16,664 common shares were issued.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Selected Unaudited Consolidated Quarterly Financial Information

The following table presents selected unaudited consolidated quarterly financial information for each of the eight quarters indicated, as prepared in accordance with IFRS.

			Sept. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	Jun. 30, 2020
	Mar. 31, 2022	Dec. 31, 2021	$	$	$	$	$	$
Total Revenue	5,234,680	5,585,641	4,725,463	2,614,899	208,551	968,139	390,950	364,280
Operating Expenses	7,376,078	7,967,062	7,077,760	5,656,311	2,761,440	1,486,717	1,540,283	2,195,034
Net loss attributable to:
Equity owners of the Company	(2,225,108)	(2,634,586)	(2,253,284)	(2,911,609)	(2,472,646)	(483,523)	(1,097,955)	(1,728,663)
Non-controlling interest	(83,092)	207,376	(99,013)	(175,043)	(80,243)	(35,055)	(51,378)	(102,091)
Net loss per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

Liquidity and capital resources

	As at March 31, 2022	As at December 31, 2021
	$	$
Current assets	13,128,358	15,027,092
Current liabilities	5,508,281	6,070,102
Working capital	7,620,077	8,956,990
Total assets	18,546,618	20,611,906
Total liabilities	7,857,205	8,686,177
Total shareholders' equity	10,689,413	11,925,729

Working capital is defined as current assets less current liabilities.

QYOU’s capital requirements consist primarily of working capital necessary to fund operations and support a growing business. Sources of funds available to meet these requirements include existing cash balances, cash flow from operations and capital raised through equity financings. QYOU must generate sufficient revenue from operations to attract additional investment from the capital markets; failure to do so would adversely impact QYOU’s ability to pay current liabilities.

As of March 31, 2022, the Company had working capital of $7,620,077 compared to $8,956,990 as at December 31, 2021. The decrease is primarily due to the loss of Adjusted EBITDA and a decline in trade payables.

Cash Flow Activity

Cash used in operating activities for the three months ended March 31, 2022 was $1,344,100 compared to the cash used in operating activities for the three months ended March 31, 2021 of $2,097,791. The decrease in cash used in operating activities is primarily due to the increase in adjusted EBITDA, collection of other receivables offset by higher cash used on trade payables. All operating business units are on track to meet the Adjusted EBITDA expectation and to reduce cash requirement set out on the Company’s business plan.

Cash used in investing activities for the three months ended March 31, 2022 was $244,127 compared to cash used in investing activities of $4,824 for the three months ended March 31, 2021. The increase in the cash used in investing activities was due to the development of programming assets and equipment to support the business expansion.

Cash provided by financing activities for the three months ended March 31, 2022 was $124,508 compared to $14,131,793 for the three months ended March 31, 2021. The decrease in cash provided by financing activities is due to the Company raising less funds during the period ended March 31, 2022 through the issuance of shares along with the proceeds from the exercise of compensation options and warrants.

Liquidity and Cash Resource Requirements

The Financial Statements have been prepared on the basis of accounting principles applicable going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Commitments

As at March 31, 2022, the Company did not have any commitments other than those reported in the financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those described under commitments above.

Significant Accounting Policies and Critical Accounting Estimates

We describe our significant accounting policies and critical accounting estimates in Note 2 and Note 3 of the Company’s audited consolidated financial statements for the six months ended December 31, 2021.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables. The carrying value of the Company’s financial instruments approximates fair value due to their immediate or short-term maturity. The Company does not use derivative financial instruments to manage existing exposures.

In the three months ended March 31, 2022, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. An investment in the Company’s securities involves risks. Before making an investment decision with respect to our securities, you should carefully consider the risks and uncertainties described elsewhere in this MD&A and those described under the heading “Risk Factors” in the Company’s annual information form and in other publicly available disclosure documents filed by the Company on SEDAR (www.sedar.com). The risks and uncertainties described in the documents referred to in the preceding sentence and in other documents filed by us with Canadian securities regulatory authorities are not the only ones we may face. Those risks and uncertainties, together with additional risks and uncertainties not currently known to us or that we may deem immaterial, could impair our business, financial condition and results of operations. The market price of our securities could decline if one or more of these risks and uncertainties develop into actual events, and you may lose all or part of your investment.

Currency Risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from USD and Indian Rupee denominated cash and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements. The Company mitigates the risk via currency hedging if deemed required.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to a material interest rate risk as at March 31, 2022.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at March 31, 2022.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company performs credit checks for all customers who wish to trade on credit terms. As at March 31, 2022, two customers represented 38% (December 31, 2021, two customers represented 37%) of the outstanding trade receivable balance. As at March 31, 2022, the Company recorded a provision of $68,509 for expected credit loss (December 31, 2021 - $32,238).

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

The aging of trade receivables is as follows:

	March 31, 2022	December 31, 2021
	$	$
Current	2,832,021	2,336,188
1 to 30 days	456,713	571,824
31 to 60 days	359,963	929,652
> 60 days	530,966	326,033
	4,179,663	4,163,697
Less: credit loss impairment	68,509	32,238
Total trade receivables	4,111,154	4,131,459

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows and the issuance of share capital.

The Company is obligated to the following contractual maturities of undiscounted cash flows:

			Contractual cash flows
	Carrying amount	Total contractual cash flows	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
	$	$	$	$	$	$	$
Trade and other payables	4,234,095	4,234,095	4,234,095	—	—	—	—
Lease liabilities	564,745	601,194	240,201	233,652	127,341	—	—
Contingent consideration	2,552,135	3,481,696	762,596	1,141,490	1,577,610	—	—
Borrowings	59,743	312,006	11,176	11,176	11,176	11,176	267,302

Fair values

The carrying values of cash and cash equivalents, trade receivables, other receivables, borrowings and trade and other payables approximate the fair values due to the short-term nature of these items. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The carrying value of borrowings approximate the fair value and change risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs, which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The contingent consideration is recognized as Level 3.

Disclosure of Equity and Outstanding Share Data

The Company’s authorized share capital currently consists of an unlimited number of First Preferred Shares, Second Preferred Shares and Common Shares. As of the date hereof, there are 409,584,098 Common Shares, nil First Preferred Shares and nil Second Preferred Shares issued and outstanding. As of the date hereof, the Company also has issued and outstanding:

Share options	34,012,053
Compensation options	4,123,399
RSUs	14,483,320
Warrants	31,758,294

Subsequent Events

From April 1, 2022 to May 30, 2022, 8,332 share options were exercised for total proceeds of $625, resulting in the issuance of 8,332 common shares.

From April 1, 2022 to May 30, 2022, 1,407,291 5 Cent warrants were exercised for total proceeds of $70,365, resulting in the issuance of 1,407,291 common shares.

In April 2022, the Company entered into a capital market advisory agreement with The Governance Box Inc. (“GBX”). Upon commencement of the Agreement, 150,000 share options were granted. The share options are exercisable at a price of $0.20 per share option. 300,000 RSUs were also granted vesting under the standard 3-year term according to the current RSU plan of the Company. One third of RSUs granted vest on each of the first three anniversaries of the date of grant. The Company further agreed to issue 100,000 Bonus RSUs if the listing of the Company on NASDAQ or another senior market occurs on or before October 31, 2022.

In April 2022, the Company entered into a consulting agreement with Supercharged Stocks Limited. Upon commencement of the Agreement, 150,000 share options were granted. The share options are exercisable at a price of $0.22 per share option.

On April 8, 2022, 2,185,000 share options were granted to certain employees, officers and consultants of the Company pursuant to the Company’s share option plan. The share options are exercisable at a price of $0.21 per share option, vest on a monthly basis for a period of 4 years and expire 5 years from the grant date. Of the total share options granted, 850,000 were issued to related parties. 550,000 RSUs were granted to certain employees, officers and consultants of the Company. One third of RSUs granted vest on each of the first three anniversaries of the date of grant. Of the total RSUs, 100,000 were issued to related parties.

QYOU Media Inc.

Management’s Discussion and Analysis

As at March 31, 2022 and 2021

Investor Information

Stock Exchange Listing

The Common Shares of the Company are listed on the TSXV under the symbol “QYOU”.

Transfer Agent and Registrar

Computershare Investor Services Inc.

Auditors

MNP LLP

Investor Relations

If you have inquiries, please visit our website at www.theqyou.com or contact: shareholder@qyoutv.com